Exhbit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Continues to Intercept High Grade Gold at Seabee
     Project Including 28.05 g/t Over 1.6 Meters True Width

     <<
     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR
     >>

     SASKATOON, Dec. 3 /CNW/ - Claude Resources Inc. Continues to Intercept
High Grade Gold at Seabee Project Including 28.05 g/t Over 1.6 Meters True
Width
     Claude Resources Inc. ("Claude" or the "Company") continues to have positive drill results from its ongoing 2009 underground in-fill and exploration program from the Company's 100% owned and operated Seabee Project.
Highlights from the program include:

     <<
     -   28.05 grams of gold per tonne over 1.6 meters true width
         (hole U09-671);
     -   16.71 grams of gold per tonne over 1.4 meters true width
         (hole U09-677);
     -   10.14 grams of gold per tonne over 3.7 meters true width
         (hole U09-679);
     -   12.15 grams of gold per tonne over 2.6 meters true width
         (hole U09-362).

     -------------------------------------------------------------------------
                                                            GRADE  GRADE
                MIDPOINT COORDINATES    GRADE  GRADE  TRUE   oz/    oz/  TRUE
     HOLE      ----------------------    g/T    g/T  WIDTH   ton    ton  WIDTH
     No.  ZONE  NORTH   EAST    ELEV.  (uncut) (cut)  (m)  (uncut) (cut) (ft)
     -------------------------------------------------------------------------
     U09-
      671  2c  1164.1  1253.4  -566.8    4.76   4.76   0.80  0.14  0.14   2.6
     -------------------------------------------------------------------------
     U09-
      671  2b  1142.6  1282.4  -582.7   30.08  28.05   1.60  0.88  0.82   5.2
     -------------------------------------------------------------------------
     U09-
      672  2b  1146.8  1276.7  -663.9    5.92   5.92   1.00  0.17  0.17   3.3
     -------------------------------------------------------------------------
     U09-
      673  2b  1133.9  1298.3  -663.2   10.84  10.84   0.60  0.32  0.32   2.0
     -------------------------------------------------------------------------
     U09-
      676  2b  1155.4  1190.6  -601.9    8.71   8.71   1.20  0.25  0.25   3.9
     -------------------------------------------------------------------------
     U09-
      677  2b  1151.8  1192.9  -633.9   46.47  16.71   1.40  1.36  0.49   4.6
     -------------------------------------------------------------------------
     U09-
      679  2B  1155.3  1205.9  -600.8   12.64  10.14   3.70  0.37  0.30  12.1
     -------------------------------------------------------------------------
     U09-
      684  2B  1164.4  1115.3  -692.4    9.60   9.60   1.00  0.28  0.28   3.3
     -------------------------------------------------------------------------
     U09-
      350 550S  826.9  1525.9  -121.6    7.44   7.44   1.40  0.22  0.22   4.6
     -------------------------------------------------------------------------
     U09-
      362 550S  805.3  1574.5  -193.2   15.94  12.15   2.60  0.46  0.35   8.5
     -------------------------------------------------------------------------
     U09-
      363 550S  803.7  1576.9  -219.3   13.86   9.25   2.10  0.40  0.27   6.9
     -------------------------------------------------------------------------
     U09-
      369  2C  1218.7   802.1  -566.8    7.37   7.37   2.30  0.21  0.21   7.5
     -------------------------------------------------------------------------
     U09-
      371  2C  1217.9   796.4  -506.9   13.80   6.58   1.40  0.40  0.19   4.6
     -------------------------------------------------------------------------
     >>

     "The gold intercepts reported here and earlier in the year have demonstrated the potential to increase the reserve grade and tonnage at the
Seabee Mine," stated Philip Ng, Vice President, Mining Operations. "We continue to forecast gold production between 46,000-48,000 ounces for 2009."
     In 2009, Claude Resources Inc. is producing from its satellite deposit at
Santoy 7, a bulk sample program at Porky West as well as the Seabee Mine. In addition, the Company continues to work on seeking environmental approval and permits, to move Santoy 8 towards commercial production. For the full year
2009, approximately 35,000 meters of surface and underground diamond drilling was planned at Seabee and its satellite deposits.
     Please visit www.clauderesources.com for longitudinal and regional maps of the Seabee Project.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 865,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.
     Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 meters while the maximum was 1.0 meter. 200 gram samples were pulverized until greater than 80% passes through 200 mesh screen.
30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of 50 grams per tonne was used to determine cut grades. Philip Ng, P.Eng, Vice
President - Mining Operations and Brian Skanderbeg, P.Geo., Vice President
Exploration, Qualified Persons, have reviewed the contents of this news release for accuracy.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Brian Skanderbeg, Vice President, Exploration,
Phone: (306) 668-7505; or Philip Ng, P.Eng, Vice President, Mining Operations,
Phone: (306) 668-7505; Email: ir(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 17:04e 03-DEC-09